06005150

S
COMMISSION
0549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden	
Hours per response	12.00

SEC FILE NUMBER
8-50169

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Archelon, LLC and Subsidiaries

PROCESSED
JUN 15 2006
THOMSON
FINANCIAL

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 S. Wacker Drive Suite 2400
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David List — 312-788-6383
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2006
WASH. D.C.
203

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, David List, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Archelon, LLC and Subsidiaries, as of December 31, 2005, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
27th day of February 2006

Nancy J. Simenson

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Archelon L.L.C. and Subsidiaries

Consolidated Statement of Financial Condition

December 31, 2005

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants

Archelon L.L.C. and Subsidiaries
Table of Contents
December 31, 2005

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants

Independent Auditors' Report

Members of
Archelon LLC

We have audited the accompanying consolidated statement of financial condition of Archelon LLC and Subsidiaries (the "Company") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Archelon LLC and Subsidiaries at December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 22, 2006

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Archelon L.L.C. and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2005

Assets

Cash	$ 402,605
Receivable from clearing brokers	342,434,720
Securities and options owned, pledged	482,670,065
Furniture, equipment and leasehold improvements, net	2,995,357
Real estate, at cost	9,197,894
Exchange memberships, at cost (fair value $4,810,000)	4,586,656
Receivables from affiliates	5,053,714
Foreign income taxes receivable, net	8,700,739
Other assets	1,382,871
Total assets	$ 857,424,621

Liabilities and Members' Equity

Liabilities	
Payable to clearing brokers	$ 202,247,337
Securities and options sold, not yet purchased	598,550,329
Payable to affiliate	822,434
Accounts payable and accrued expenses	4,938,271
Noncontrolling interests	790,377
	807,348,748
Members' equity	50,075,873
Total liabilities and members' equity	$ 857,424,621

See accompanying notes.

Note 1 Nature of Operations

Archelon L.L.C. ("Archelon"), a limited liability company organized under the laws of the State of Illinois, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and conducts market-making and proprietary trading activities in exchange-traded securities and derivative financial instruments on various domestic exchanges. All trades are cleared through another broker-dealer.

Archelon's operating agreement provides, among other things, that Archelon shall dissolve no later than December 31, 2040.

Archelon owns 98.4 percent of Archelon Deutschland GmbH ("Deutschland") and 99.9 percent of Archelon Suisse GmbH ("Suisse") (collectively the "Company").

Deutschland, a Germany based financial services institution under the German Banking Act, conducts market-making and proprietary trading activities in exchange-traded securities and derivative financial instruments on various European exchanges and the Korean Stock Exchange. All trades are cleared through three clearing brokers.

Suisse was a licensed securities dealer in Switzerland that conducted market-making activities on various European exchanges. During the year ended December 31, 2005, Suisse suspended its trading activities.

Note 2 Summary of Significant Accounting Policies

Principles of Consolidation—The consolidated financial statements include the accounts of Archelon, LLC and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates—The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Securities and Derivative Financial Instruments—Securities and derivative financial instrument transactions are recorded on a trade date basis. Exchange-traded securities and derivative financial instruments are carried at fair value, based on quoted market prices, with unrealized gains and losses reflected in net trading gains from principal transactions.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the consolidated statement of financial condition.

Furniture, Equipment and Leasehold Improvements—Furniture and equipment are depreciated using accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful lives of the assets or the lease term.

Exchange Memberships—Exchange memberships are held for operating purposes and are carried at cost.

Note 2 Summary of Significant Accounting Policies, *Continued*

Income Taxes—Archelon is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to U.S. federal income taxes. Instead, the members are liable for the U.S. federal income taxes on their respective shares of taxable income.

Deutschland and Suisse are subject to income taxes in Germany and Switzerland, respectively. Both entities compute a benefit or provision for income taxes and file separate tax returns.

Deferred income taxes are recorded to reflect the effects of timing differences in the recognition of income and expenses for financial reporting and foreign income tax reporting purposes, and for the benefits of any loss carryforwards.

Translation of Foreign Currencies—Assets and liabilities of foreign operations are translated at the exchange rates in effect at the date of the consolidated statement of financial condition, with related translation gains and losses reported as other comprehensive income.

Fair Value of Financial Instruments—Substantially all of the Company's assets and liabilities, except for furniture, equipment, leasehold improvements, and real estate, are considered financial instruments and are either already reflected at fair value or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Reclassification—Certain amounts previously reported have been reclassified to conform to the current year's presentation.

Note 3 Securities and Options Owned and Sold, Not Yet Purchased

Securities and options owned and sold, not yet purchased at December 31, 2005 consist of:

	Securities and Options Owned	Securities and Options Sold, Not Yet Purchased
Equity securities	$ 224,393,082	$ 549,617,678
Equity options	258,173,937	48,932,651
Certificate of deposit	103,046	
	$ 482,670,065	$ 598,550,329

At December 31, 2005, cash and securities on deposit with the Company's clearing brokers collateralize amounts due to the clearing brokers and securities sold, not yet purchased.

The certificate of deposit collateralizes a bank letter of credit issued in connection with an office space lease.

Note 4 Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2005 consist of:

Furniture	$ 1,742,975
Equipment	7,408,408
Leasehold improvements	1,985,759
	11,137,142
Accumulated depreciation and amortization	(8,141,785)
Net	$ 2,995,357

Note 5 Subordinated Borrowings

During the year ended December 31, 2005, the Company repaid outstanding subordinated borrowings from two of the Company's clearing brokers of $6,750,000.

Note 6 Members' Equity

Effective June 30, 2005, Archelon's operating agreement was amended and restated to, among other things, provide for two classes of membership interests. The Members' Class are voting; the Investors' Class are nonvoting. Members' equity of the Members' Class and the Investors' Class at December 31, 2005 were approximately $47,664,000 and $2,412,000, respectively.

Note 7 Commitments and Guarantees

The Company leases office space under noncancelable operating lease agreements that expire on various dates though January 31, 2011. At December 31, 2005, minimum annual rental commitments and sublease rentals, exclusive of additional payments that may be required for certain increases in operating costs, are as follows:

	Commitments	Sublease Rentals	Net Commitments
2006	$ 1,511,352	$ (266,539)	$ 1,244,813
2007	1,317,485	(273,231)	1,044,254
2008	1,471,381	(280,042)	1,191,339
2009	1,437,164	(287,063)	1,150,101
2010	1,377,445	(294,204)	1,083,241
2011	393,260	(24,567)	368,693
	$ 7,508,087	$ (1,425,646)	$ 6,082,441

Note 7 Commitments and Guarantees, *Continued*

The Company is a member of certain exchanges that trade and clear futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to these exchanges. While the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange. The Company has not recorded any contingent liability in the consolidated financial statements for these guarantees and management believes that any potential requirement to make payments under these guarantees is remote.

Note 8 Employee Benefit Plan

The Company maintains a 401(k) profit sharing plan covering all eligible employees. The Company may make discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

Note 9 Related Parties

An entity affiliated through common ownership provides technology services to the Company. Also, this entity subleases office space from the Company. In addition, the Company leases exchange seats from this entity. At December 31, 2005, payable to affiliate represents the net amount due to this entity.

Deutschland issued notes receivable of $7,500,000 to certain of the Company's members, most of which was contributed as equity to the Company. The notes are due at various dates through February 2010 and provide for interest at LIBOR plus 3.85 percent (7.74 percent at December 31, 2005).

The Company leases real estate to an owner of one of the Company's members.

Note 9 Related Parties, *Continued*

Receivables from affiliates represent the following:

Note receivable from an entity affiliated through common ownership arising from the sale of exchange memberships in a prior year, due on September 19, 2009, interest at 7.74%	$ 3,000,000
Note receivable from an owner of one of the Company's members, due on November 13, 2006, interest at 7.12%	1,000,000
Note receivable from an owner of one of the Company's members, due on June 14, 2006, interest at 8.34%	250,000
Interest receivable on notes from affiliates	555,080
Interest receivable on notes from members	248,634
	$ 5,053,714

Note 10 Income Taxes

The foreign income taxes receivable represents dividend withholding taxes that can be reclaimed from foreign tax authorities. The receivable is presented net of an allowance of $1,835,510.

At December 31, 2005, the Company has a net deferred tax asset of approximately $22,857,000 (€19,302,000) consisting of a deferred tax asset of approximately $25,032,000 (€21,138,000) arising from carryforward losses and a deferred tax liability of approximately $2,174,000 (€1,836,000) arising from certain timing differences. This net deferred tax asset was partially reserved by a valuation allowance of approximately $22,374,000 (€18,894,000) as realization is not assured.

Note 11 Financial Instruments with Off-Balance-Sheet Risk

Proprietary Trading Activities

In connection with its market-making and proprietary trading activities, the Company enters into transactions in a variety of derivative financial instruments, primarily exchange-traded equity options and futures contracts. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the consolidated statement of financial condition.

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the consolidated statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

In addition, the Company sells securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated statement of financial condition at December 31, 2005, at market values of the related securities and would incur a loss if the market value of the securities were to increase subsequent to December 31, 2005.

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges.

Concentration of Credit Risk—The Company enters into various transactions with clearing brokers and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default also depends on the creditworthiness of the counterparties to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of these counterparties.

Note 12 Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Archelon is required to maintain "net capital" equal to the greater of $100,000 or 6-2/3 percent of "aggregate indebtedness," as those terms are defined. Net capital changes from day to day, but at December 31, 2005, Archelon had net capital and net capital requirements of approximately $1,200,000 and $134,000, respectively. The net capital rule may effectively restrict the withdrawal of capital by the members.

Deutschland is also subject to capital requirements under the German Banking Act and at December 31, 2005 was in compliance with these requirements.

Note 13 Consolidated Subsidiaries

Archelon's consolidated subsidiaries have total assets and ownership equity of approximately $702,160,000 and $46,376,000, respectively.

The accounts of Archelon's consolidated subsidiaries are not included in Archelon's computation of net capital as the assets of Archelon's consolidated subsidiaries are not readily available for the protection of Archelon's broker-dealer and other creditors, and the liabilities of Archelon's consolidated subsidiaries are not guaranteed by Archelon.